UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

U.S. Dry Cleaning Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
903333102
(CUSIP Number)
Lester E. Taylor, Jr.
10450 Trabuco Street
Bellflower, CA 90706
562-413-1919
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 3, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	903333102

1	NAMES OF REPORTING PERSONS Lester E. Taylor, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		45,568,059

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,182,881 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		45,568,059

WITH	10	SHARED DISPOSITIVE POWER

7,182,881 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,750,940 (See Item 5) (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes the number of shares of Common Stock as to which there is a right to acquire within 60 days of August 1, 2010 pursuant to exercise of warrants, conversion of preferred stock and/or conversion of debt instruments by Reporting Person.
(2) Calculated based on the number of shares of common stock of U.S. Dry Cleaning Corporation outstanding as of April 8, 2010, as set forth on a shareholder listing provided by U.S. Dry Cleaning Corporation indicating 30,313,072 common shares outstanding. U.S. Dry Cleaning Corporation previously publically reported 29,751,577 common shares outstanding on Form 10-QSB for the quarter ended June 30, 2008, filed on August 14, 2008 (File No. 000-23305).

Page 2 of 29 Pages

CUSIP No.	903333102

1	NAMES OF REPORTING PERSONS Diane M. Taylor

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,517,506 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,517,506 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,517,506 (See Item 5) (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes the number of shares of Common Stock as to which there is a right to acquire within 60 days of August 1, 2010 pursuant to exercise of warrants, conversion of preferred stock and/or conversion of debt instruments by Reporting Person.
(2) Calculated based on the number of shares of common stock of U.S. Dry Cleaning Corporation outstanding as of April 8, 2010, as set forth on a shareholder listing provided by U.S. Dry Cleaning Corporation indicating 30,313,072 common shares outstanding. U.S. Dry Cleaning Corporation previously publically reported 29,751,577 common shares outstanding on Form 10-QSB for the quarter ended June 30, 2008, filed on August 14, 2008 (File No. 000-23305).

Page 3 of 29 Pages

CUSIP No.	903333102

1	NAMES OF REPORTING PERSONS Clyde Wilson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,215,375 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (1)

WITH	10	SHARED DISPOSITIVE POWER

1,215,375 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,215,375 (See Item 5) (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes the number of shares of Common Stock as to which there is a right to acquire within 60 days of August 1, 2010 pursuant to exercise of warrants, conversion of preferred stock and/or conversion of debt instruments by Reporting Person.
(2) Calculated based on the number of shares of common stock of U.S. Dry Cleaning Corporation outstanding as of April 8, 2010, as set forth on a shareholder listing provided by U.S. Dry Cleaning Corporation indicating 30,313,072 common shares outstanding. U.S. Dry Cleaning Corporation previously publically reported 29,751,577 common shares outstanding on Form 10-QSB for the quarter ended June 30, 2008, filed on August 14, 2008 (File No. 000-23305).

Page 4 of 29 Pages

CUSIP No.	903333102

1	NAMES OF REPORTING PERSONS Anita Wilson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		550,000 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

550,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

550,000 (See Item 5) (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes the number of shares of Common Stock as to which there is a right to acquire within 60 days of August 1, 2010 pursuant to exercise of warrants, conversion of preferred stock and/or conversion of debt instruments by Reporting Person.
(2) Calculated based on the number of shares of common stock of U.S. Dry Cleaning Corporation outstanding as of April 8, 2010, as set forth on a shareholder listing provided by U.S. Dry Cleaning Corporation indicating 30,313,072 common shares outstanding. U.S. Dry Cleaning Corporation previously publically reported 29,751,577 common shares outstanding on Form 10-QSB for the quarter ended June 30, 2008, filed on August 14, 2008 (File No. 000-23305).

Page 5 of 29 Pages

CUSIP No.	903333102

1	NAMES OF REPORTING PERSONS Park Place Services

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		665,375 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

665,375 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

665,375 (See Item 5) (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes the number of shares of Common Stock as to which there is a right to acquire within 60 days of August 1, 2010 pursuant to exercise of warrants, conversion of preferred stock and/or conversion of debt instruments by Reporting Person.
(2) Calculated based on the number of shares of common stock of U.S. Dry Cleaning Corporation outstanding as of April 8, 2010, as set forth on a shareholder listing provided by U.S. Dry Cleaning Corporation indicating 30,313,072 common shares outstanding. U.S. Dry Cleaning Corporation previously publically reported 29,751,577 common shares outstanding on Form 10-QSB for the quarter ended June 30, 2008, filed on August 14, 2008 (File No. 000-23305).

Page 6 of 29 Pages

CUSIP No.	903333102

1	NAMES OF REPORTING PERSONS Setal 1, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,243,521 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

9,243,521 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,243,521 (See Item 5) (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes the number of shares of Common Stock as to which there is a right to acquire within 60 days of August 1, 2010 pursuant to exercise of warrants, conversion of preferred stock and/or conversion of debt instruments by Reporting Person.
(2) Calculated based on the number of shares of common stock of U.S. Dry Cleaning Corporation outstanding as of April 8, 2010, as set forth on a shareholder listing provided by U.S. Dry Cleaning Corporation indicating 30,313,072 common shares outstanding. U.S. Dry Cleaning Corporation previously publically reported 29,751,577 common shares outstanding on Form 10-QSB for the quarter ended June 30, 2008, filed on August 14, 2008 (File No. 000-23305).

Page 7 of 29 Pages

CUSIP No.	903333102

1	NAMES OF REPORTING PERSONS Setal 2, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,951,738 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,951,738 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,951,738 (See Item 5) (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes the number of shares of Common Stock as to which there is a right to acquire within 60 days of August 1, 2010 pursuant to exercise of warrants, conversion of preferred stock and/or conversion of debt instruments by Reporting Person.
(2) Calculated based on the number of shares of common stock of U.S. Dry Cleaning Corporation outstanding as of April 8, 2010, as set forth on a shareholder listing provided by U.S. Dry Cleaning Corporation indicating 30,313,072 common shares outstanding. U.S. Dry Cleaning Corporation previously publically reported 29,751,577 common shares outstanding on Form 10-QSB for the quarter ended June 30, 2008, filed on August 14, 2008 (File No. 000-23305).

Page 8 of 29 Pages

CUSIP No.	903333102

1	NAMES OF REPORTING PERSONS Setal 3, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,195,299 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

11,195,299 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,195,299 (See Item 5) (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes the number of shares of Common Stock as to which there is a right to acquire within 60 days of August 1, 2010 pursuant to exercise of warrants, conversion of preferred stock and/or conversion of debt instruments by Reporting Person.
(2) Calculated based on the number of shares of common stock of U.S. Dry Cleaning Corporation outstanding as of April 8, 2010, as set forth on a shareholder listing provided by U.S. Dry Cleaning Corporation indicating 30,313,072 common shares outstanding. U.S. Dry Cleaning Corporation previously publically reported 29,751,577 common shares outstanding on Form 10-QSB for the quarter ended June 30, 2008, filed on August 14, 2008 (File No. 000-23305).

Page 9 of 29 Pages

CUSIP No.	903333102

1	NAMES OF REPORTING PERSONS Setal 4, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,915,453 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

8,915,453 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,915,453 (See Item 5) (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes the number of shares of Common Stock as to which there is a right to acquire within 60 days of August 1, 2010 pursuant to exercise of warrants, conversion of preferred stock and/or conversion of debt instruments by Reporting Person.
(2) Calculated based on the number of shares of common stock of U.S. Dry Cleaning Corporation outstanding as of April 8, 2010, as set forth on a shareholder listing provided by U.S. Dry Cleaning Corporation indicating 30,313,072 common shares outstanding. U.S. Dry Cleaning Corporation previously publically reported 29,751,577 common shares outstanding on Form 10-QSB for the quarter ended June 30, 2008, filed on August 14, 2008 (File No. 000-23305).

Page 10 of 29 Pages

CUSIP No.	903333102

1	NAMES OF REPORTING PERSONS Setal 5, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,967,248 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,967,248 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,967,248 (See Item 5) (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes the number of shares of Common Stock as to which there is a right to acquire within 60 days of August 1, 2010 pursuant to exercise of warrants, conversion of preferred stock and/or conversion of debt instruments by Reporting Persons.
(2) Calculated based on the number of shares of common stock of U.S. Dry Cleaning Corporation outstanding as of April 8, 2010, as set forth on a shareholder listing provided by U.S. Dry Cleaning Corporation indicating 30,313,072 common shares outstanding. U.S. Dry Cleaning Corporation previously publically reported 29,751,577 common shares outstanding on Form 10-QSB for the quarter ended June 30, 2008, filed on August 14, 2008 (File No. 000-23305).

Page 11 of 29 Pages

CUSIP No.	903333102

1	NAMES OF REPORTING PERSONS Setal 6, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,612,000 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,612,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,612,000 (See Item 5) (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes the number of shares of Common Stock as to which there is a right to acquire within 60 days of August 1, 2010 pursuant to exercise of warrants, conversion of preferred stock and/or conversion of debt instruments by Reporting Persons.
(2) Calculated based on the number of shares of common stock of U.S. Dry Cleaning Corporation outstanding as of April 8, 2010, as set forth on a shareholder listing provided by U.S. Dry Cleaning Corporation indicating 30,313,072 common shares outstanding. U.S. Dry Cleaning Corporation previously publically reported 29,751,577 common shares outstanding on Form 10-QSB for the quarter ended June 30, 2008, filed on August 14, 2008 (File No. 000-23305).

Page 12 of 29 Pages

CUSIP No.	903333102

ITEM 1.	SECURITY AND ISSUER
This Schedule 13D relates to (i) the common stock, par value $0.001 per share (the “Common Stock”), of the issuer, U.S. Dry Cleaning Corporation, a Delaware corporation (the “Issuer”); (ii) the Series A Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), of the Issuer; (iii) the Series B Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), of the Issuer; (iv) the Series C Preferred Stock, par value $0.001 per share (the “Series C Preferred Stock”), of the Issuer; (v) the Series D Preferred Stock, par value $0.001 per share (the “Series D Preferred Stock”), of the Issuer; (vi) warrants to purchase shares of Common Stock of the Issuer; and (vii) promissory notes convertible into shares of Common Stock of the Issuer (collectively, the “Notes”). The address of the principal executive offices of the Issuer is 4040 MacArthur Blvd., Suite 305, Newport Beach, CA 92660.

ITEM 2.	IDENTITY AND BACKGROUND
(a) This Schedule 13D is being filed by Lester E. Taylor, Jr., a United States citizen (“Lester Taylor”); Diane M. Taylor, a United States citizen (“Diane Taylor”); Clyde Wilson, a United States citizen (“Clyde Wilson”); Anita Wilson, a United States citizen (“Anita Wilson”); Park Place Services, a California general partnership (“Park Place”); Setal 1, LLC, a California limited liability company (“Setal 1”); Setal 2, LLC, a California limited liability company (“Setal 2”); Setal 3, LLC, a California limited liability company (“Setal 3”); Setal 4, LLC, a California limited liability company (“Setal 4”); Setal 5, LLC, a California limited liability company (“Setal 5”); and Setal 6, LLC, a California limited liability company (“Setal 6”). Lester Taylor, Diane Taylor, Clyde Wilson, Anita Wilson, Place Place, Setal 1, Setal 2, Setal 3, Setal 4, Setal 5 and Setal 6 are sometimes referred to herein individually as a “Reporting Person” and collectively as “Reporting Persons.”
Lester Taylor and Clyde Wilson are general partners of Park Place. Lester Taylor and Diane Taylor are co-trustees of the Taylor Family Trust (the “Taylor Trust”). Clyde Wilson and Anita Wilson are co-trustees of the Wilson Family Trust (the “Wilson Trust”). Lester Taylor is the sole manager of Setal 1, Setal 2, Setal 3, Setal 4, Setal 5 and Setal 6.
The Reporting Persons have entered into a joint filing agreement, dated as of October 7, 2010, a copy of which is attached to this Schedule 13D as Exhibit 12. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such Reporting Person contained herein, but no party is responsible for the completeness and accuracy of the information concerning the other parties, unless such party knows or has reason to believe that such information is inaccurate.
(b) The business address for Lester Taylor, Diane Taylor, Clyde Wilson and Anita Wilson and the principal office of Park Place, Setal 1, Setal 2, Setal 3, Setal 4, Setal 5 and Setal 6 is 10450 Trabuco St., Bellflower, CA 90706.
(c) Lester Taylor is Chief Financial Officer of Taylor Security Systems and his principal business address is 10450 Trabuco St., Bellflower, CA 90706.
Diane Taylor is a homemaker.
Clyde Wilson and Anita Wilson are retired.
Park Place, Setal 1, Setal 2, Setal 3, Setal 4, Setal 5 and Setal 6 were established as investment companies.
(d) None of the Reporting Persons have been convicted in a criminal proceeding during the last five years.

Page 13 of 29 Pages

CUSIP No.	903333102
(e) None of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.
(f) All of the Reporting Persons that are natural persons are citizens of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Lester Taylor acquired 61,500 shares of Common Stock in open market purchases during the time period between November 27, 2007 and March 2, 2008 for an aggregate purchase price of $51,287, using personal funds.
The Taylor Trust acquired 84,500 shares of Common Stock in open market purchases during the time period between November 27, 2007 and March 2, 2008 for an aggregate purchase price of $73,541, using personal funds. The Issuer also issued warrants to purchase 22,500 shares of Common Stock at an exercise price of $1.00 per share to the Taylor Trust in exchange for services provided to Issuer.
Park Place acquired 60,000 shares of Common Stock in open market purchases during the time period between November 27, 2007 and March 2, 2008 for an aggregate purchase price of $58,000, using working capital. The Issuer also issued warrants to purchase 22,500 shares of Common Stock at an exercise price of $1.00 per share to Park Place in exchange for services provided to Issuer.
The acquisitions by Lester Taylor, the Taylor Trust, and Park Place would not, standing alone, require the filing of an initial Schedule 13D prior to March 3, 2008. The events that, combined with the acquisitions set forth above, require the filing of an initial Schedule 13D and amendments to Schedule 13D are set forth below.
March 3, 2008 Initial Filing
On February 12, 2008, in connection with a loan transaction, the Issuer issued a convertible promissory note in the principal amount of $1,728,360 (the “Original Setal 1 Note”) to Setal 1. At the time of issuance, each dollar of the principal balance of the Original Setal 1 Note was convertible into 0.4 shares of Common Stock. In connection with the issuance of the Original Setal 1 Note, the Issuer issued warrants to purchase 500,000 shares of Common Stock at an exercise price equal to 120% of the 5 day closing price average for the Common Stock or $1.00, whichever was less, to Setal 1. At the same time, Setal 1, as lessor, and Issuer, as lessee, entered into that certain Equipment Lease dated February 12, 2008 (the “Equipment Lease”). The final payoff is due and payable on August 12, 2009 in the amount of $781,894.00. Amounts owed under the Equipment Lease are convertible into Common Stock on the same basis as the Setal 1 Note.
Lester Taylor acquired 30,000 shares of Common Stock in a private placement transaction on March 3, 2008 for an aggregate purchase price of $22,500, using personal funds. The Issuer also issued warrants to purchase 7,500 shares of Common Stock at an exercise price of $1.00 per share to Lester Taylor as part of the private placement transaction.
The Taylor Trust acquired 358,000 shares of Common Stock in open market purchases and a private placement transaction on March 3, 2008 for an aggregate purchase price of $268,860, using personal funds. The Issuer also issued warrants to purchase 85,000 shares of Common Stock at an exercise price of $1.00 per share to the Taylor Trust in connection with the private placement transactions.
The Wilson Trust acquired 190,000 shares of Common Stock in a private placement transaction on March 3, 2008 for a purchase price of $142,500, using working capital.
The Issuer issued warrants to purchase 47,500 shares of Common Stock at an exercise price of $1.00 per share to the Wilson Trust in connection with the Wilson Trust private placement transaction.

Page 14 of 29 Pages

CUSIP No.	903333102
As of March 3, 2008, the Reporting Persons beneficially owned 2,480,344 shares of Common Stock, including the number of shares of Common Stock as to which there was a right to acquire within 60 days of that date pursuant to the exercise of warrants and/or conversion of debt instruments held by the Reporting Persons. The shares that the Reporting Persons beneficially owned represented 10.6% of the Common Stock as of March 3, 2008.
The issuance of the original Setal 1 Note, the entry into the Equipment Lease and the various Common Stock purchases set forth above were events that triggered the filing of an initial Schedule 13D. The events further set forth in each section below each required an amendment to the initial Schedule 13D.
March 12, 2008 Amendment
On March 12, 2008, in connection with a loan transaction, the Issuer issued a convertible promissory note in the principal amount of $1,725,000 (the “Original Setal 2 Note”) to Setal 2. At the time of the issuance, each dollar of the first $1,500,000 in principal balance of the Original Setal 2 Note was convertible into 0.4 shares of Common Stock and each dollar in principal balance in excess of $1,500,000 was convertible into 1.33 shares of Common Stock. In connection with the issuance of the Original Setal 2 Note, the Issuer issued warrants to purchase 500,000 shares of Common Stock at an exercise price of $0.75 per share to Setal 2. Also on March 12, 2008, the Issuer issued warrants to purchase 500,000 shares of Common Stock at an exercise price of $0.75 per share to the Taylor Trust in exchange for services provided to the Issuer.
At the conclusion of the March 12, 2008 transaction, the Reporting Persons beneficially owned 4,381,994 shares of Common Stock, including the number of shares of Common Stock as to which there was a right to acquire within 60 days of that date pursuant to the exercise of warrants and/or conversion of debt instruments held by the Reporting Persons. The shares that the Reporting Persons beneficially owned represented 15.9% of the Common Stock as of March 12, 2008.
May 28, 2008 Amendment
Park Place acquired 104,650 shares of Common Stock in a open market purchases during the time period from March 19, 2008 and April 22, 2008 for an aggregate purchase price of $74,796, using working capital.
On May 28, 2008, in connection with a loan transaction, Issuer issued a convertible promissory note in the principal amount of $3,175,000 (the “Original Setal 3 Note”) to Setal 3. At the time of the issuance, each dollar of the principal balance of the Original Setal 3 Note was convertible into 1.33 shares of Common Stock. In connection with the issuance of the Original Setal 3 Note, the Issuer issued warrants to purchase 833,333 shares of Common Stock at an exercise price $0.75 per share to Setal 3.
Also on May 28, 2008, the Issuer amended the terms of the Original Setal 1 Note, the Original Setal 2 Note, the warrants issued to Setal 1, and the warrants issued to Setal 2. The terms of the Original Setal 1 Note and the Original Setal 2 Note, as amended, state that each dollar of principal balance is convertible into 1.33 shares of Common Stock. The amendment to the warrants issued to Setal 1 and Setal 2 amended the exercise price to $0.75 per share. The amendment to the Original Setal 1 Note also amended the conversion rights under the Equipment Lease.
As of May 28, 2008, the Reporting Persons beneficially owned 13,310,821 shares of Common Stock, including the number of shares of Common Stock as to which there was a right to acquire within 60 days of that date pursuant to the exercise of warrants and/or conversion of debt instruments held by the Reporting Persons. The shares that the Reporting Persons beneficially owned represented 34.1% of the Common Stock as of May 28, 2008.
June 26, 2008 Amendment
On June 26, 2008, in connection with a loan transaction, the Issuer issued a convertible promissory note in the principal amount of $2,540,000 (the “Original Setal 4 Note”) to Setal 4. At the time of the issuance, each dollar of the principal balance of the Original Setal 4 Note was convertible into 1.33 shares of Common Stock. In connection with the issuance of the Original Setal 4 Note, the Issuer issued warrants to purchase 666,667 shares of Common Stock at an exercise price $0.75 per share to Setal 4.

Page 15 of 29 Pages

CUSIP No.	903333102
Also on June 26, 2008, in connection with a loan transaction, the Issuer issued a convertible promissory note in the principal amount of $1,725,000 (the “Original Setal 5 Note”) to Setal 5. At the time of the issuance, each dollar of the principal balance of the Original Setal 5 Note was convertible into 1.33 shares of Common Stock. In connection with the issuance of the Original Setal 5 Note, the Issuer issued warrants to purchase 500,000 shares of Common Stock at an exercise price $0.75 per share to Setal 5.
At the conclusion of the June 26, 2008 transactions, the Reporting Persons beneficially owned 20,158,099 shares of Common Stock, including the number of shares of Common Stock as to which there was a right to acquire within 60 days of that date pursuant to the exercise of warrants and/or conversion of debt instruments held by the Reporting Persons. The shares that the Reporting Persons beneficially owned represented 43.9% of the Common Stock as of June 26, 2008.
September 2, 2008 Amendment
The Taylor Trust acquired 20,000 shares of Common Stock in open market purchases during the time period between July 15, 2008 and July 18, 2008 for an aggregate purchase price of $13,000, using personal funds.
Park Place acquired 50,000 shares of Common Stock in open market purchases during the time period between July 10, 2008 and July 18, 2008 for an aggregate purchase price of $32,500, using working capital.
On September 2, 2008, Lester Taylor received 480,000 shares of Common Stock directly from the Issuer in exchange for services provided to the Issuer.
As of September 2, 2008, the Reporting Persons beneficially owned 20,724,606 shares of Common Stock, including the number of shares of Common Stock as to which there was a right to acquire within 60 days of that date pursuant to the exercise of warrants and/or conversion of debt instruments held by the Reporting Persons. The shares that the Reporting Persons beneficially owned represented 45.1% of the Common Stock as of September 2, 2008.
December 31, 2008 Amendment
Lester Taylor acquired 53,800 shares of Common Stock in open market purchases during the time period between September 19, 2008 and October 20, 2008 for an aggregate purchase price of $16,768, using personal funds.
The Taylor Trust acquired 51,501 shares of Common Stock in open market purchases during the time period between September 19, 2008 and November 19, 2008 for an aggregate purchase price of $11,250, using personal funds.
Park Place acquired 60,100 shares of Common Stock in open market purchases during the time period between October 20, 2008 and October 22, 2008 for an aggregate purchase price of $15,025, using working capital.
On December 31, 2008, Setal 1, Setal 2, Setal 3, Setal 4, Setal 5, Park Place, the Taylor Trust and the Issuer entered into a Securities Exchange Agreement with the Issuer and certain other parties (the “Exchange Agreement”) to exchange the original convertible promissory notes for new convertible promissory notes and shares of the Issuer’s Series B Preferred Stock, which series B Preferred Stock is convertible into shares of Common Stock as follows:
•	Setal 1 exchanged the Original Setal 1 Note in the principal amount of $1,728,360 for a replacement note dated December 31, 2008 in the principal amount of $815,920 (the “Setal 1 Note”) and 8,421 shares of Series B Preferred Stock;

•	Setal 2 exchanged the Original Setal 2 Note in the principal amount of $1,725,000 for a replacement note dated December 31, 2008 in the principal amount of $1,041,616 (the “Setal 2 Note”) and 6,316 shares of Series B Preferred Stock;

Page 16 of 29 Pages

CUSIP No.	903333102
•	Setal 3 exchanged the Original Setal 3 Note in the principal amount of $3,175,000 for a replacement note dated December 31, 2008 in the principal amount of $1,890,329 (the “Setal 3 Note”) and 10,526 shares of Series B Preferred Stock;

•	Setal 4 exchanged the Original Setal 4 Note in the principal amount of $2,540,000 for a replacement note dated December 31, 2008 in the principal amount of $1,474,517 (the “Setal 4 Note”) and 8,421 shares of Series B Preferred Stock in connection therewith;

•	Setal 5 exchanged the Original Setal 5 Note in the principal amount of $1,725,000 for a replacement note dated December 31, 2008 in the principal amount of $1,008,686 (the “Setal 5 Note”) and 6,316 shares of Series B Preferred Stock;

•	Park Place Services exchanged a note in the principal amount of $100,000 for 1,050 shares of Series B Preferred Stock; and

•	The Taylor Trust exchanged a note in the principal amount of $100,000 for 1,050 shares of Series B Preferred Stock.
The first $842,105 of principal and accrued interest under the Setal 1 Note is convertible into shares of Common Stock at a conversion price equal to $0.32 and any amount of principal and accrued interest in excess of such amount is convertible into shares of Common Stock at a conversion price equal to $0.75. As of August 1, 2010, $1,361,329 out of the entire outstanding balance of the Setal 1 Note was eligible for conversion.
The first $631,579 of principal and accrued interest under the Setal 2 Note is convertible into shares of Common Stock at a conversion price equal to $0.32 and any amount of principal and accrued interest in excess of such amount is convertible into shares of Common Stock at a conversion price equal to $0.75. As of August 1, 2010, $1,287,747 of the entire outstanding balance of the Setal 2 Note was eligible for conversion.
The first $1,052,632 of principal and accrued interest under the Setal 3 Note is convertible into shares of Common Stock at a conversion price equal to $0.32 and any amount of principal and accrued interest in excess of such amount is convertible into shares of Common Stock at a conversion price equal to $0.75. As of August 1, 2010, $2,784,794 of the entire outstanding balance of the Setal 3 Note was eligible for conversion.
The first $842,105 of principal and accrued interest under the Setal 4 Note is convertible into shares of Common Stock at a conversion price equal to $0.32 and any amount of principal and accrued interest in excess of such amount is convertible into shares of Common Stock at a conversion price equal to $0.75. As of August 1, 2010, $2,197,302 of the entire outstanding balance of the Setal 4 Note was eligible for conversion.
The first $631,579 of principal and accrued interest under the Setal 5 Note is convertible into shares of Common Stock at a conversion price equal to $0.32 and any amount of principal and accrued interest in excess of such amount is convertible into shares of Common Stock at a conversion price equal to $0.75. As of August 1, 2010, $1,299,409 of the entire outstanding balance of the Setal 5 Note was eligible for conversion.
As of December 31, 2008, the Reporting Persons beneficially owned 35,012,167 shares of Common Stock, including the number of shares of Common Stock as to which there was a right to acquire within 60 days of that date pursuant to the exercise of warrants and/or conversion of debt instruments held by the Reporting Persons. The shares that the Reporting Persons beneficially owned represented 55.4% of the Common Stock as of December 31, 2008.

Page 17 of 29 Pages

CUSIP No.	903333102
March 20, 2009 Amendment
Lester Taylor acquired 50,000 shares of Common Stock in open market purchases on January 27, 2009 for a purchase price of $5,700, using personal funds.
Park Place acquired 40,000 shares of Common Stock in open market purchases during on January 28, 2009 for a purchase price of $5,200, using working capital.
On February 3, 2009, the Taylor Trust acquired 1,000 shares of Series A Preferred Stock in a private placement transaction for an aggregate purchase price of $100,000, using personal funds. On that same date, the Wilson Trust acquired 1,000 shares of Series A Preferred Stock in a private placement for an aggregate purchase price of $100,000, using personal funds. Each share of Series A Preferred Stock is convertible into 312.5 shares of Common Stock.
In connection with the issuance of a promissory note in the principal amount of $350,000 made by Issuer in favor of the Taylor Trust dated February 17, 2009 (the “Installment Note”), the Taylor Trust received 252 shares of Series B Preferred Stock. Each share of Series B Preferred Stock is convertible into 312.5 shares of Common Stock. The Installment Note has been paid in full.
On March 20, 2009, the Taylor Trust and Setal 1 each acquired an interest in a convertible promissory note dated March 24, 2008 made by USDC Portsmouth, Inc., a subsidiary of Issuer, in favor of Newstar Financial, Inc. in the original principal amount of $975,000, as amended (the “Newstar Note”). Each dollar of the outstanding balance of such note is convertible into 0.01 shares of Series B Preferred Stock, and each share of Series B Preferred Stock is convertible into 312.5 shares of Common Stock. As of August 1, 2010, the Taylor Trust was entitled to convert $310,899 of the outstanding balance of the Newstar Note and Setal 1 was entitled to convert $155,438 of the outstanding balance of the Newstar Note.
As of March 20, 2009, the Reporting Persons beneficially owned 37,333,388 shares of Common Stock, including the number of shares of Common Stock as to which there was a right to acquire within 60 days of that date pursuant to the exercise of warrants and/or conversion of debt instruments held by the Reporting Persons. The shares that the Reporting Persons beneficially owned represented 57.1% of the Common Stock as of March 20, 2009.
May 13, 2009 Amendment
On May, 13, 2009, the Issuer issued a promissory note in the principal amount of $2,500,000 (the “Setal 6 Note”) and warrants to purchase of 2,000,000 shares of Common Stock to Setal 6. In connection with the Setal 6 Note, Setal 6 was granted a senior lien in certain assets of the Issuer’s subsidiaries which was previously granted to other Reporting Persons. In exchange for subordinating to the Setal 6 liens, Setal 1, Setal 2, Setal 3, Setal 4, Setal 5, Lester Taylor, the Taylor Trust, the Issuer and certain other parties entered into a Lien Sharing and Loan Extension Agreement (the “Lien Sharing Agreement”), pursuant to which Reporting Persons were issued shares of Series C Preferred Stock in the following amounts: (i) 7,000 shares of Series C Preferred Stock to the Taylor Trust; (ii) 4,210 shares of Series C Preferred Stock to Setal 1; (iii) 3,158 shares of Series C Preferred Stock to Setal 2; (iv) 5,264 shares of Series C Preferred Stock to Setal 3; (v) 4,210 shares of Series C Preferred Stock to Setal 4; (vi) 3,158 shares of Series C Preferred Stock to Setal 5; and (vii) 16,120 shares of Series C Preferred Stock to Setal 6. Each share of Series C Preferred Stock is convertible into 100 shares of Common Stock. In connection with the Lien Sharing Agreement; Reporting Persons were issued warrants as follows: (i) Setal 1 received warrants to purchase 421,000 shares of Common Stock; (ii) Setal 2 received warrants to purchase 315,800 shares of Common Stock; (iii) Setal 3 received warrants to purchase 526,400 shares of Common Stock; (iv) Setal 4 received warrants to purchase 421,000 shares of Common Stock; and (v) Setal 5 received warrants to purchase 315,800 shares of Common Stock. The above warrants have an exercise price of $0.37 per share.

Page 18 of 29 Pages

CUSIP No.	903333102
The Reporting Persons that are party to the May 13, 2009 Lien Sharing Agreement also had declared their respective loans outstanding to the Issuer in default. In exchange for a waiver of the default on the those loans and an extension of the payment terms, the Reporting Persons received warrants as follows: (i) the Taylor Trust received warrants to purchase 700,000 shares of Common Stock; (ii) Setal 1 received warrants to purchase 232,226 shares of Common Stock; (iii) Setal 3 received warrants to purchase 426,541 shares of Common Stock; and (iv) Setal 4 received warrants to purchase 341,233 shares of Common Stock. The above warrants have an exercise price of $0.37 per share.
At the conclusion of the May 13, 2009 transaction, the Reporting Persons beneficially owned 47,637,567 shares of Common Stock, including the number of shares of Common Stock as to which there was a right to acquire within 60 days of that date pursuant to the exercise of warrants and/or conversion of debt instruments held by the Reporting Persons. The shares that the Reporting Persons beneficially owned represented 62.9% of the Common Stock as of May 13, 2009.
January 5, 2010 Amendment
The Taylor Trust holds an interest in a convertible promissory note dated January 5, 2010, made by the Issuer, in the original principal amount of $545,000 (the “$545,000 Note”). Each dollar of the outstanding principal and accrued interest of such note is convertible into 0.01 shares of Series D Preferred Stock, and each share of Series D Preferred Stock is convertible into 833 shares of Common Stock. As of August 1, 2010, the Taylor Trust was entitled to convert $276,719 of the outstanding balance of the $545,000 Note.
At the conclusion of the January 5, 2010 transaction, the Reporting Persons beneficially owned 50,968,283 shares of Common Stock, including the number of shares of Common Stock as to which there was a right to acquire within 60 days of that date pursuant to the exercise of warrants and/or conversion of debt instruments held by the Reporting Persons. The shares that the Reporting Persons beneficially owned represented 64.5% of the Common Stock as of January 5, 2010.

ITEM 4.	PURPOSE OF THE TRANSACTION
The information contained in Items 3 and 6 of this Schedule 13D are incorporated by reference in their entirety into this Item 4.
As of March 3, 2008, the Reporting Persons, as a group, beneficially owned 10.6% of the Issuer’s Common Stock (such ownership percentage based on 21,726,098 shares of Common Stock outstanding as of that date, which amount was reported issued and outstanding as of January 9, 2008 in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007). As of the date hereof, the Reporting Persons, as a group, beneficially own 65.1% of the Issuer’s Common Stock.
On March 4, 2010, the Issuer and seven of its wholly owned subsidiaries filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Central District of California in Santa Ana, California.
The Reporting Persons have acquired beneficial ownership of the shares of Common Stock for investment purposes. The Reporting Persons from time to time intend to review their investment in the Company on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of Common Stock or disposal of some or all of the shares of Common Stock currently owned by them or otherwise acquired by them, either in the open market or in privately negotiated transactions.
The Reporting Persons currently do not have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D and have never had any plans or proposals that relate to or would result in any actions specified in clause (b) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Page 19 of 29 Pages

CUSIP No.	903333102

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a)-(b) The number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (including the number of shares of Common Stock as to which there is a right to acquire within 60 days) are as follows, with the percentages based on the 30,313,072 shares of Common Stock outstanding as of April 8, 2010 as set forth in a shareholder listing provided by the Issuer to the Reporting Persons. The conversion amounts of the Newstar Note, the $545,000 Note, the Setal 1 Note, the Setal 2 Note, the Setal 3 Note, the Setal 4 Note, the Setal 5 Note and the Equipment Lease are based on the outstanding balances as of August 1, 2010 for purposes of this Schedule 13D.

	NUMBER OF SHARES
	BENEFICIALLY	PERCENTAGE
REPORTING PERSON	OWNED*	OF CLASS
Lester Taylor*	52,750,940	64.0%
Lester Taylor and Diane Taylor, Co-Trustees of the Taylor Trust	6,517,506	18.0%
Clyde Wilson**	1,215,375	3.9%
Clyde Wilson and Anita Wilson, Co-Trustees of the Wilson Trust	550,000	1.8%
Park Place	665,375	2.2%
Setal 1	9,243,521	23.4%
Setal 2	5,951,738	16.4%
Setal 3	11,195,299	27.0%
Setal 4	8,915,453	22.7%
Setal 5	5,967,248	16.5%
Setal 6	3,612,000	10.7%
Reporting Persons as a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended	53,300,940	65.0%

*	Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended, includes all shares considered to be beneficially owned by the Taylor Trust, Park Place, Setal 1, Setal 2, Setal 3, Setal 4, Setal 5 and Setal 6 because Lester Taylor has or may be deemed to have sole or shared voting and/or investment power in respect thereof.

**	Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended, includes all shares considered to be beneficially owned by the Wilson Trust and Park Place because Clyde Wilson has or may be deemed to have sole or shared voting and/or investment power in respect thereof.
Including the number of shares of Common Stock as to which there is a right to acquire within 60 days of the date hereof, Lester Taylor has the sole power to vote and dispose of or direct the disposition of 45,568,059 shares of Common Stock, which includes the following: (i) 675,300 shares of Common Stock held by Lester Taylor; (ii) warrants to acquire 7,500 shares of Common Stock held by Lester Taylor; (iii) warrants to acquire 1,153,226 shares of Common Stock held by Setal 1; (iv) 8,421 shares of Series B Preferred Stock, convertible into 2,631,563 shares of Common Stock, held by Setal 1; (v) 4,210 shares of Series C Preferred Stock, convertible into 421,000 shares of Common Stock, held by Setal 1; (vi) the Setal 1 Note held by Setal 1, convertible into 3,322,146 shares of Common Stock; (vii) the interest in the Newstar Note held by Setal 1, convertible into 1,554 shares of Series B Preferred Stock, which are convertible into 485,625 shares of Common Stock; (viii) the interest in the Equipment Lease (described in Item 3 hereof) held by Setal 1, convertible into 1,229,961 shares of Common Stock; (ix) warrants to acquire 815,800 shares of Common Stock held by Setal 2; (x) 6,316 shares of Series B Preferred Stock, convertible into 1,973,750 shares of Common Stock, held by Setal 2; (xi) 3,158 shares of Series C Preferred Stock, convertible into 315,800 shares of Common Stock, held by Setal 2; (xii) the Setal 2 Note held by Setal 2, convertible into 2,846,388 shares of Common Stock; (xiii) warrants to acquire 1,786,274 shares of Common Stock held by Setal 3; (xiv) 10,526 shares of Series B Preferred Stock, convertible into 3,289,375 shares of Common Stock, held by Setal 3; (iv) 5,264 shares of Series C Preferred Stock, convertible into 526,400 shares of Common Stock, held by Setal 3;

Page 20 of 29 Pages

CUSIP No.	903333102
(xvi) the Setal 3 Note held by Setal 3, convertible into 5,593,250 shares of Common Stock; (xvii) warrants to acquire 1,428,900 shares of Common Stock held by Setal 4; (xviii) 8,421 shares of Series B Preferred Stock, convertible into 2,631,563 shares of Common Stock, held by Setal 4; (xix) 4,210 shares of Series C Preferred Stock, convertible into 421,000 shares of Common Stock, held by Setal 4; (xx) the Setal 4 Note held by Setal 4, convertible into 4,433,990 shares of Common Stock; (xxi) warrants to acquire 815,800 shares of Common Stock held by Setal 5; (xxii) 6,316 shares of Series B Preferred Stock, convertible into 1,973,750 shares of Common Stock, held by Setal 5; (xxiii) 3,158 shares of Series C Preferred Stock, convertible into 315,800 shares of Common Stock, held by Setal 5; (xxiv) the Setal 5 Note held by Setal 5, convertible into 2,861,898 shares of Common Stock; (xxv) warrants to acquire 2,000,000 shares of Common Stock held by Setal 6; and (xxvi) 16,120 shares of Series C Preferred Stock, convertible into 1,620,000 shares of Common Stock, held by Setal 6.
Including the number of shares of Common Stock as to which there is a right to acquire within 60 days of the date hereof, Lester Taylor has shared power to vote and dispose of or direct the disposition of 7,182,881 shares of Common Stock, which includes the following: (i) 514,001 shares of Common Stock held by the Taylor Trust; (ii) warrants to acquire 1,307,500 shares of Common Stock held by the Taylor Trust; (iii) 1,000 shares of Series A Preferred Stock, convertible into 312,500 shares of Common Stock, held by the Taylor Trust; (iv) 1,302 shares of Series B Preferred Stock, convertible into 406,875 shares of Common Stock, held by the Taylor Trust; (v) 7,000 shares of Series C Preferred Stock, convertible into 700,000 shares of Common Stock, held by the Taylor Trust; (vi) the interest in the Newstar Note held by the Taylor Trust, convertible into 3,109 shares of Series B Preferred Stock, which are convertible into 971,563 shares of Common Stock; (vii) 314,750 shares of Common Stock held by Park Place; (viii) warrants to acquire 22,500 shares of Common Stock held by Park Place; (ix) 1,050 shares of Series B Preferred Stock, convertible into 328,125 shares of Common Stock, held by Park Place; and (x) the interest in the $545,000 Note held by the Taylor Trust, convertible into 2,767 shares of Series D Preferred Stock, which are convertible into 2,305,068 shares of Common Stock.
Including the number of shares of Common Stock as to which there is a right to acquire within 60 days of the date hereof, Diane Taylor has shared power to vote and dispose of or direct the disposition of the shares owned by the Taylor Trust in the aggregate amount of 6,517,506, which includes the following: (i) 514,001 shares of Common Stock held by the Taylor Trust; (ii) warrants to acquire 1,307,500 shares of Common Stock held by the Taylor Trust; (iii) 1,000 shares of Series A Preferred Stock, convertible into 312,500 shares of Common Stock, held by the Taylor Trust; (iv) 1,302 shares of Series B Preferred Stock, convertible into 406,875 shares of Common Stock, held by the Taylor Trust; (v) 7,000 shares of Series C Preferred Stock, convertible into 700,000 shares of Common Stock, held by the Taylor Trust; and (vi) the interest in the Newstar Note held by the Taylor Trust, convertible into 3,109 shares of Series B Preferred Stock, which are convertible into 971,563 shares of Common Stock, and the interest in the $545,000 Note held by the Taylor Trust, convertible into 2,767 shares of Series D Preferred Stock, which are convertible into 2,305,068 shares of Common Stock.
Including the number of shares of Common Stock as to which there is a right to acquire within 60 days of the date hereof, Clyde Wilson has shared power to vote and dispose of or direct the disposition of 1,215,375 shares of Common Stock, which includes the following: (i) 190,000 shares of Common Stock held by the Wilson Trust; (ii) warrants to acquire 47,500 shares of Common Stock held by the Wilson Trust; (iii) 1,000 shares of Series A Preferred Stock, convertible into 312,500 shares of Common Stock, held by the Wilson Trust; (iv) 314,750 shares of Common Stock held by Park Place; (v) warrants to acquire 22,500 shares of Common Stock held by Park Place; and (vi) 1,050 shares of Series B Preferred Stock, convertible into 328,125 shares of Common Stock, held by Park Place.
Including the number of shares of Common Stock as to which there is a right to acquire within 60 days of the date hereof, Anita Wilson has shared power to vote and dispose of or direct the disposition of 550,000 shares of Common Stock, which includes the following: (i) 190,000 shares of Common Stock held by the Wilson Trust; (ii) warrants to acquire 47,500 shares of Common Stock held by the Wilson Trust; and (iii) 1,000 shares of Series A Preferred Stock, convertible into 312,500 shares of Common Stock, held by the Wilson Trust.
Including the number of shares of Common Stock as to which there is a right to acquire within 60 days of the date hereof, Park Place has shared power to vote and dispose of or direct the disposition of 665,375 shares of Common Stock, which includes the following: (i) 314,750 shares of Common Stock held by Park Place; (ii) warrants to acquire 22,500 shares of Common Stock held by Park Place; and (iii) 1,050 shares of Series B Preferred Stock, convertible into 328,125 shares of Common Stock, held by Park Place.

Page 21 of 29 Pages

CUSIP No.	903333102
Including the number of shares of Common Stock as to which there is a right to acquire within 60 days of the date hereof, Setal 1 has shared power to vote and dispose of or direct the disposition of 9,243,521 shares of Common Stock, which includes the following: (i) warrants to acquire 1,153,226 shares of Common Stock held by Setal 1; (ii) 8,421 shares of Series B Preferred Stock, convertible into 2,631,563 shares of Common Stock, held by Setal 1; (iii) 4,210 shares of Series C Preferred Stock, convertible into 421,000 shares of Common Stock, held by Setal 1; (iv) the Setal 1 Note held by Setal 1, convertible into 3,322,146 shares of Common Stock; (v) the interest in the Newstar Note held by Setal 1, convertible into 1,554 shares of Series B Preferred Stock, which are convertible into 485,625 shares of Common Stock; and (vi) the interest in the Equipment Lease (described in Item 3 hereof) held by Setal 1, convertible into 1,229,961 shares of Common Stock;
Including the number of shares of Common Stock as to which there is a right to acquire within 60 days of the date hereof, Setal 2 has shared power to vote and dispose of or direct the disposition of 5,951,738 shares of Common Stock, which includes the following: (i) warrants to acquire 815,800 shares of Common Stock held by Setal 2; (ii) 6,316 shares of Series B Preferred Stock, convertible into 1,973,750 shares of Common Stock, held by Setal 2; (iii) 3,158 shares of Series C Preferred Stock, convertible into 315,800 shares of Common Stock, held by Setal 2; and (iv) the Setal 2 Note held by Setal 2, convertible into 2,846,388 shares of Common Stock.
Including the number of shares of Common Stock as to which there is a right to acquire within 60 days of the date hereof, Setal 3 has shared power to vote and dispose of or direct the disposition of 11,195,299 shares of Common Stock, which includes the following: (i) warrants to acquire 1,786,274 shares of Common Stock held by Setal 3; (ii) 10,526 shares of Series B Preferred Stock, convertible into 3,289,375 shares of Common Stock, held by Setal 3; (iii) 5,264 shares of Series C Preferred Stock, convertible into 526,400 shares of Common Stock, held by Setal 3; and (iv) the Setal 3 Note held by Setal 3, convertible into 5,593,250 shares of Common Stock.
Including the number of shares of Common Stock as to which there is a right to acquire within 60 days of the date hereof, Setal 4 has shared power to vote and dispose of or direct the disposition of 8,915,453 shares of Common Stock, which includes the following: (i) warrants to acquire 1,428,900 shares of Common Stock held by Setal 4; (ii) 8,421 shares of Series B Preferred Stock, convertible into 2,631,563 shares of Common Stock, held by Setal 4; (iii) 4,210 shares of Series C Preferred Stock, convertible into 421,000 shares of Common Stock, held by Setal 4; and (iv) the Setal 4 Note held by Setal 4, convertible into 4,433,990 shares of Common Stock.
Including the number of shares of Common Stock as to which there is a right to acquire within 60 days of the date hereof, Setal 5 has shared power to vote and dispose of or direct the disposition of 5,967,248 shares of Common Stock, which includes the following: (i) warrants to acquire 815,800 shares of Common Stock held by Setal 5; (ii) 6,316 shares of Series B Preferred Stock, convertible into 1,973,750 shares of Common Stock, held by Setal 5; (iii) 3,158 shares of Series C Preferred Stock, convertible into 315,800 shares of Common Stock, held by Setal 5; and (iv) the Setal 5 Note held by Setal 5, convertible into 2,861,898 shares of Common Stock.
Including the number of shares of Common Stock as to which there is a right to acquire within 60 days of the date hereof, Setal 6 has shared power to vote and dispose of or direct the disposition of 3,612,000 shares of Common Stock, which includes the following: (i) warrants to acquire 2,000,000 shares of Common Stock held by Setal 6; and (ii) 16,120 shares of Series C common Stock, convertible into 1,612,000 shares of Common Stock, held by Setal 6.
The chart summarizing the warrants owned by the Reporting Group set forth in Item 6 is hereby incorporated by this reference.
(c) There have been no reportable transactions effected with respect to the shares of Common Stock within the last 60 days by the Reporting Persons.
(d) Not applicable.
(e) Not applicable.

Page 22 of 29 Pages

CUSIP No.	903333102

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
The information in Item 3 above is hereby incorporated by this reference.
The Setal 1 Note accrues interest at the rate of 32.77% per annum and is due and payable on January 31, 2010. The Setal 1 Note is secured by a security interest in certain assets of the Issuer pursuant to that certain Security Agreement, dated as of June 26, 2008 among the Issuer, Setal 1, Setal 2, Setal 3, Setal 4, Setal 5 and certain subsidiaries of Issuer, as amended (the “Security Agreement”) and contains a cross-default provision relating to a default by the Issuer on any of its debt obligations. The obligations under the Setal 1 Note are guaranteed by each of the operating subsidiaries of the Issuer. A copy of the Setal 1 Note is attached as Exhibit 1 hereto and is incorporated herein by this reference.
The Setal 2 Note accrues interest at the rate of 24.05% per annum and is due and payable on February 28, 2010. The Setal 2 Note is secured by a security interest in certain assets of the Issuer pursuant to the Security Agreement and contains a cross-default provision relating to a default by the Issuer on any of its debt obligations. The obligations under the Setal 2 Note are guaranteed by each of the operating subsidiaries of the Issuer. A copy of the Setal 2 Note is attached as Exhibit 2 hereto and is incorporated herein by this reference.
The Setal 3 Note accrues interest at the rate of 24.72% per annum and is due and payable on May 1, 2010. The Setal 3 Note is secured by a security interest in certain assets of the Issuer pursuant to the Security Agreement and contains a cross-default provision relating to a default by the Issuer on any of its debt obligations. The obligations under the Setal 3 Note are guaranteed by each of the operating subsidiaries of the Issuer. A copy of the Setal 3 Note is attached as Exhibit 3 hereto and is incorporated herein by this reference.
The Setal 4 Note accrues interest at the rate of 25.46% per annum and is due and payable on June 1, 2010. The Setal 4 Note is secured by a security interest in certain assets of the Issuer pursuant to the Security Agreement and contains a cross-default provision relating to a default by the Issuer on any of its debt obligations. The obligations under the Setal 4 Note are guaranteed by each of the operating subsidiaries of the Issuer. A copy of the Setal 4 Note is attached as Exhibit 4 hereto and is incorporated herein by this reference.
The Setal 5 Note accrues interest at the rate of 26.94% per annum and is due and payable on June 1, 2010. The Setal 5 Note is secured by a security interest in certain assets of the Issuer pursuant to the Security Agreement and contains a cross-default provision relating to a default by the Issuer on any of its debt obligations. The obligations under the Setal 5 Note are guaranteed by each of the operating subsidiaries of the Issuer. A copy of the Setal 5 Note is attached as Exhibit 5 hereto and is incorporated herein by this reference.
The Setal 6 Note accrues interest at the rate of 12% per annum and is due and payable on October 31, 2009. The Setal 6 Note is secured by a security interest in certain assets of the Issuer pursuant to that certain Security Agreement, dated as of May 13, 2009 among the Issuer, Setal 6 and certain subsidiaries of Issuer and contains a cross-default provision relating to a default by the Issuer on any of its debt obligations. The obligations under the Setal 6 Note are guaranteed by each of the operating subsidiaries of the Issuer. A copy of the Setal 6 Note is attached as Exhibit 6 hereto and is incorporated herein by this reference.
The Newstar Note is guaranteed by the Issuer pursuant to a Guaranty dated March 24, 2008 (the “Guaranty”) in favor of Newstar Financial, Inc. (“Assignor”). The Guaranty is secured by shares of USDC Portsmouth, Inc. pledged by the Issuer to Assignor pursuant to a Stock Pledge Agreement dated March 24, 2008 (the “Pledge Agreement”). The Newstar Note is secured by certain assets of USDC Portsmouth, Inc. pursuant to a certain Security Agreement dated March 24, 2008 executed and delivered by USDC Portsmouth, Inc. in favor of Assignor (the “Newstar Security Agreement”). The Guaranty, Pledge Agreement and Newstar Security Agreement were assigned to the Taylor Trust in connection with the Taylor Trust’s purchase of the Newstar Note and the Assignment and Assumption Agreement dated March 20, 2009 between Assignor and the Taylor Trust, as Assignee (the “Assignment Agreement”). From and after December 31, 2008, the Newstar Note accrues interest at the rate of 13% per annum and is due and payable on December 31, 2009. A partial assignment of the Newstar Note was made concurrently to Setal 1 and certain other parties. A copy of the Newstar Note is attached as Exhibit 7 hereto and is incorporated herein by this reference. A copy of the Guaranty is attached as Exhibit 8 hereto and is incorporated herein by this reference. A copy of the Assignment Agreement is attached as Exhibit 9 hereto and is incorporated herein by this reference.

Page 23 of 29 Pages

CUSIP No.	903333102
The $545,000 Note accrues interest at 3% per month and is due and payable on April 12, 2010. The $545,000 Note is secured by a security interest in certain assets of the Issuer pursuant to a security agreement dated January 5, 2010 (the “$545,000 Security Agreement”) and contains a cross-default provision relating to a default by the Issuer of any of its debt obligations. The borrowers on the $545,000 Note include only the Issuer and two of its subsidiaries, USDC Portsmouth, Inc. and USDC Tuchman Indiana, Inc. Pursuant to a certain intercreditor agreement dated January 5, 2010 (the “$545,000 Intercreditor Agreement”), Setal 1, Setal 2, Setal 3, Setal 4, Setal 5, Setal 6 and the holders of the Newstar Note all subordinated their security position in order to grant the holders of the $545,000 Note a senior lien position with respect to the assets of USDC Portsmouth, Inc. and USDC Tuchman Indiana, Inc. A partial assignment of the $545,000 Note was made to certain parties. A copy of the $545,000 Note is attached as Exhibit 10 and is incorporated herein by this reference.
As of the date hereof, the Issuer is in default on each of the above promissory notes.
Setal 1, Setal 2, Setal 3, Setal 4, Setal 5 and Setal 6 were formed for purposes of investing in Issuer and are each governed by limited liability company operating agreements.
Pursuant to the Lien Sharing Agreement, the Issuer and its subsidiaries agreed to begin the process of liquidating certain retail store locations in order to provide repayment of the Setal 1 Note, the Setal 2 Note, the Setal 3 Note, the Setal 4 Note, the Setal 5 Note and the Setal 6 Note. Upon the closing of the sale of each store, the Issuer is to distribute 35% of the proceeds to Setal 6 and 40% of the proceeds to Setal 1, Setal 2, Setal 3, Setal 4 and Setal 5 towards payment of their respective notes. The Issuer is entitled to retain 25% of the proceeds for working capital. Pursuant to the terms of the Lien Sharing Agreement, the sale of the identified stores is to take place on or prior to October 31, 2009. In the event the sale of the stores provide insufficient funds to repay such notes, the Issuer has agreed to continue selling additional assets until such notes are paid in full. A copy of the Lien Sharing Agreement is attached as Exhibit 11 hereto and is incorporated herein by this reference.
The Issuer has pledged 500,000 shares of Common Stock to Setal 1 to secure payment under the Setal 1 Note and the Equipment Lease. The parties are contemplating an extension in exchange for warrants to purchase 800,000 shares of Common Stock at an exercise price of $0.37 per share, but no definitive agreement has been reached.

Page 24 of 29 Pages

CUSIP No.	903333102
The Issuer has entered into warrant agreements related to the Warrants (the “Warrant Agreements”) with the following parties:

			NUMBER OF SHARES
			OF COMMON STOCK
	DATE OF		SUBJECT TO
HOLDER	AGREEMENT	EXERCISE PERIOD	WARRANT
Setal 1	02/12/08, as amended	32 months from date of agreement	500,000
Setal 1	05/13/09	60 months from date of agreement	232,226
Setal 1	05/13/09	60 months from date of agreement	421,000
Setal 2	03/12/08, as amended	36 months from date of agreement	500,000
Setal 2	05/13/09	60 months from date of agreement	315,800
Setal 3	05/28/08, as amended	60 months from date of agreement	833,333
Setal 3	05/13/09	60 months from date of agreement	426,541
Setal 3	05/13/09	60 months from date of agreement	526,400
Setal 4	06/28/08, as amended	60 months from date of agreement	666,667
Setal 4	05/13/09	60 months from date of agreement	341,233
Setal 4	05/13/09	60 months from date of agreement	421,000
Setal 5	06/28/08, as amended	60 months from date of agreement	500,000
Setal 5	05/13/09	60 months from date of agreement	315,800
Setal 6	05/13/09	60 months from date of agreement	2,000,000
Park Place	01/12/08, as amended	32 months from date of agreement	22,500
Taylor Trust	01/12/08, as amended	32 months from date of agreement	22,500
Taylor Trust	03/03/08	48 months from date of agreement	85,000
Lester Taylor	03/03/08	48 months from date of agreement	7,500
Taylor Trust	03/12/08, as amended	36 months from date of agreement	500,000
Taylor Trust	05/13/09	60 months from date of agreement	700,000
Wilson Trust	03/03/08	48 months from date of agreement	47,500
Each of the above listed warrants, as amended, has an exercise price of $0.37 per share.
The Warrant Agreements provide piggyback registration rights to the holders thereof.

Page 25 of 29 Pages

CUSIP No.	903333102
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Number	Description

1	Convertible Note dated December 31, 2008 made by U.S. Dry Cleaning Corporation in favor of Setal 1, LLC

2	Convertible Note dated December 31, 2008 made by U.S. Dry Cleaning Corporation in favor of Setal 2, LLC

3	Convertible Note dated December 31, 2008 made by U.S. Dry Cleaning Corporation in favor of Setal 3, LLC

4	Convertible Note dated December 31, 2008 made by U.S. Dry Cleaning Corporation in favor of Setal 4, LLC

5	Convertible Note dated December 31, 2008 made by U.S. Dry Cleaning Corporation in favor of Setal 5, LLC

6	Convertible Note dated May 13, 2009 made by U.S. Dry Cleaning Corporation in favor of Setal 6, LLC

7	Convertible Note dated March 24, 2008, as amended October 8, 2008 and March 20, 2009, made by USCD Portsmouth, Inc. in favor of Lester E. Taylor and Diane M. Taylor, Trustees of the Taylor Family Trust

8	Guaranty dated March 24, 2008 made by U.S. Dry Cleaning Corporation

9	Assignment and Assumption Agreement dated March 20, 2009 by and between Newstar Financial, Inc. and Lester E. Taylor and Diane M. Taylor, Trustees of the Taylor Family Trust

10	Secured Convertible Note dated January 5, 2010 made by U.S. Dry Cleaning Corporation, USDC Portsmouth, Inc. and USDC Tuchman Indiana, Inc. in favor of Lester E. Taylor and Diane M. Taylor, Trustees of the Taylor Family Trust

11	Lien Sharing and Lien Extension Agreement dated May 13, 2009 by and among U.S. Dry Cleaning Corporation, Steam Press Holdings, Inc., Cleaners Club Acquisition Sub, Inc., USDCC CVR Merger Sub, LLC, USDC Fresno, Inc., USDC Fresno 2, Inc., USDC Portsmouth, Inc., USDC Tuchman Indiana, Inc., Setal 1, LLC, Setal 2, LLC, Setal 3, LLC, Setal 4, LLC Setal 5, LLC, Setal 6 LLC and Lester E. Taylor, Jr., individually and as Trustee of The Taylor Family Trust.

12	Joint Filing Agreement dated October 7, 2010 by and among Reporting Persons

Page 26 of 29 Pages

CUSIP No.	903333102
SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of October 7, 2010

/s/ Lester E. Taylor, Jr.
Lester E. Taylor, Jr., Individually and as Trustee of the Taylor Family Trust

/s/ Diane M. Taylor
Diane M. Taylor, Individually and as Trustee of the Taylor Family Trust

SETAL 1, LLC
By:	/s/ Lester E. Taylor, Jr.
Lester E. Taylor, Jr., Manager

SETAL 2, LLC
By:	/s/ Lester E. Taylor, Jr.
Lester E. Taylor, Jr. Manager

SETAL 3, LLC
By:	/s/ Lester E. Taylor, Jr.
Lester E. Taylor, Jr., Manager

SETAL 4, LLC
By:	/s/ Lester E. Taylor, Jr.
Lester E. Taylor, Jr., Manager

SETAL 5, LLC
By:	/s/ Lester E. Taylor, Jr.
Lester E. Taylor, Jr., Manager

Page 27 of 29 Pages

CUSIP No.	903333102

SETAL 6, LLC
By:	/s/ Lester E. Taylor, Jr.
Lester E. Taylor, Jr., Manager

PARK PLACE SERVICES
By:	/s/ Lester E. Taylor, Jr.
Lester E. Taylor, Jr., General Partner

By:	/s/ Clyde Wilson
Clyde Wilson, General Partner

/s/ Clyde Wilson
Clyde Wilson, Individually and as Trustee of the Wilson Family Trust

/s/ Anita Wilson
Anita Wilson, Individually and as Trustee of the Wilson Family Trust
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 28 of 29 Pages

CUSIP No.	903333102
EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1	Convertible Note dated December 31, 2008 made by U.S. Dry Cleaning Corporation in favor of Setal 1, LLC

2	Convertible Note dated December 31, 2008 made by U.S. Dry Cleaning Corporation in favor of Setal 2, LLC

3	Convertible Note dated December 31, 2008 made by U.S. Dry Cleaning Corporation in favor of Setal 3, LLC

4	Convertible Note dated December 31, 2008 made by U.S. Dry Cleaning Corporation in favor of Setal 4, LLC

5	Convertible Note dated December 31, 2008 made by U.S. Dry Cleaning Corporation in favor of Setal 5, LLC

6	Convertible Note dated May 13, 2009 made by U.S. Dry Cleaning Corporation in favor of Setal 6, LLC

7	Convertible Note dated March 24, 2008, as amended October 8, 2008 and March 20, 2009, made by USCD Portsmouth, Inc. in favor of Lester E. Taylor and Diane M. Taylor, Trustees of the Taylor Family Trust

8	Guaranty dated March 20, 2008 made by U.S. Dry Cleaning Corporation

9	Assignment and Assumption Agreement dated March 28, 2009 by and between Newstar Financial, Inc. and Lester E. Taylor and Diane M. Taylor, Trustees of the Taylor Family Trust

10	Secured Convertible Note dated January 5, 2010 made by U.S. Dry Cleaning Corporation, USDC Portsmouth, Inc. and USDC Tuchman Indiana, Inc. in favor of Lester E. Taylor and Diane M. Taylor, Trustees of the Taylor Family Trust

11	Lien Sharing and Lien Extension Agreement dated May 13, 2009 by and among U.S. Dry Cleaning Corporation, Steam Press Holdings, Inc., Cleaners Club Acquisition Sub, Inc., USDCC CVR Merger Sub, LLC, USDC Fresno, Inc., USDC Fresno 2, Inc., USDC Portsmouth, Inc., USDC Tuchman Indiana, Inc., Setal 1, LLC, Setal 2, LLC, Setal 3, LLC, Setal 4, LLC Setal 5, LLC, Setal 6 LLC and Lester E. Taylor, Jr., individually and as Trustee of The Taylor Family Trust

12	Joint Filing Agreement dated October 7, 2010 by and among Reporting Persons

Page 29 of 29 Pages